

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Stockholders of
James T Borello & Co.
151 Dundee Avenue
East Dundee, IL 60118

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of James T Borello & Co. (the "Company") as of September 30, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in the "Computation of Net Capital" schedule has been subjected to audit procedures performed in conjunction with the audit of the James T Borello & Co.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether such supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2019.

New York, NY
November 16, 2019